FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Update on Mulatos and Island Gold Operations

Toronto, Ontario (April 2, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it will be suspending operations at its Mulatos mine until April 30, 2020 and extending the suspension of operations at Island Gold for an additional two-week period.
The temporary suspension of operations at Mulatos follows a mandate by the Mexican Government to suspend all non-essential businesses until April 30, 2020 in response to the COVID-19 crisis. The Company will be scaling down mining and other activities over the next few days. Essential employees will remain on site to continue processing and other critical site activities (including water management, environmental protection and security).
The Company is also extending the temporary suspension of operations at Island Gold that was announced on March 24, 2020. The suspension has been extended by 14 days with the operation to remain on care and maintenance until April 22, 2020.
“The health and safety of our employees, their families, and the communities in which we operate remain our top priority. To date, we have not had any confirmed cases of COVID-19 among any of our employees or contractors. We will continue to monitor the situation and take further action to prevent the potential spread of the virus based on the best available information and the recommendations of relevant government authorities,” said John A. McCluskey, President and Chief Executive Officer.
2020 Outlook
Over the past three weeks, the Company has instituted a number of measures and strict protocols to help prevent the spread of COVID-19 and protect the health and well-being of its employees and contractors, their families, and the local communities.
To date, operating activities at the Young-Davidson mine have not been impacted with the lower mine expansion on track to be completed in June 2020. Given the downtime at both Island Gold and Mulatos, and the potential for further voluntary or government-mandated business interruptions, the Company is withdrawing its 2020 production, cost and capital guidance.
Strong Balance Sheet
The Company’s balance sheet remains solid with approximately $215 million of cash and cash equivalents as of March 31, 2020. This reflects the repurchase of the Island Gold royalty in March for $54 million and the drawdown of $100 million on the Company’s $500 million revolving credit facility. The drawdown on the revolving facility was out of an abundance of caution. The Company has stress tested its balance sheet under a range of scenarios and does not expect to need or have any plans to use the funds drawn on the revolving facility. The Company has no debt other than the $100 million drawn on the revolving facility.
About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos

TRADING SYMBOL: TSX:AGI NYSE:AGI

employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “continue”, “on track”, “potential”, “plans” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
This news release contains forward-looking statements, including specifically with respect to measures the Company has instituted to prevent the spread of COVID-19 at or near its mine sites, the impact of the COVID-19 pandemic and government action, particularly in Mexico, on the Company’s business and operations as well as operating activities at the Young-Davidson mine site. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release, but are not limited to: operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations, failure to comply with environmental and health and safety laws and regulations; labour and contractor availability and other operating or technical difficulties, and disruptions in the maintenance or provision of required infrastructure and information technology systems. In addition, fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; any decision to declare a dividend; employee and community relations; labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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